Initial Public Offering

NASDAQ: STXB

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-224172
Dated April 26, 2018

SPIRIT OF TEXAS BANCSHARES

Spirit of Texas Bancshares, Inc. (the “Company”, “we,” “us” or “our”) has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Stephens, Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com.pThe Company is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. This presentation includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to us, which information may be specific to particular markets or geographic locations. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. Although we believe these sources are reliable, we have not independently verified the information. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.pNeither the SEC nor any state securities commission has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal office. Except as otherwise indicated, this presentation speaks as the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.pThis presentation includes industry and trade association data, forecasts and information that the Company has prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to the Company, which information may be specific to particular markets or geographic locations. Some data is also based on the Company’s good faith estimates, which are derived from the Company’s management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these sources are reliable, the Company has not independently verified the information. Statements as to the Company’s market position are based on market data currently available to the Company. While the Company is not aware of any misstatements regarding its industry data presented herein, the Company’s estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, the Company believes its internal research is reliable, even though such research has not been verified by any independent sources.pThis presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. See Appendix for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures.pInformation set forth in this presentation may contain various “forward-looking statements.” These forward looking statements describe our future plans, results, strategies and expectations and are subject to business, economic, and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “expect,” “anticipate,” “estimate,” “project,” “target,” “aim,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology. We have made the forward-looking statements based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors.pNumerous factors may cause our results to differ materially from the anticipated or estimated results described in our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law. We qualify all of our forward-looking statements by these cautionary statements.pSPIRIT OF TEXAS 2pp

Offering Summary

Issuer:	Spirit of Texas Bancshares, Inc.
Exchange / Ticker:	Nasdaq: STXB
Shares Offered:	1,905,000 shares
Price Range:	\$20.00 - \$22.00 per share
Offering Size:	\$40 million (at the midpoint of the filing range)
Offering Structure:	100% Primary
Overallotment Option:	15%
Lock-Up:	180 days
Use of Proceeds:	• Support organic growth • Potential future acquisition opportunities • General corporate purposes • Potential repayment of outstanding indebtedness
Joint Bookrunners:	Stephens Inc. | Keefe, Bruyette & Woods, *A Stifel Company*
Co-Managers:	Piper Jaffray | Sandler O'Neill + Partners, L.P.
Directed Share Program:	5.0%
Expected Pricing:	May 3, 2018

SPIRIT OF TEXAS 3

Experienced Executive Leadership Dean O. Bass David M. McGuirepChairman and Chief Executive Officer President, Director and Chief Lending Officerp Founded the Company in 2008 Over 37 years of banking experiencep Over 44 years of banking experience Former Co-Founder, President and Chief Lending Officer of Royal Oaks Bankp• Former Founder, President and Chief pExecutive Officer of Royal Oaks Bank Former Chief Executive Officer of Sterling Bank’s Fort Bend officep Former National Bank Examiner for the Office of the Comptroller of the Currencyp Former Director of the Texas Bankers AssociationpJerry D. Golemon Jeffrey A. PowellpExecutive Vice President and Chief Operating Officer Executive Vice President and Chief Financial Officerp Over 37 years of banking experience Over 38 years of banking experiencep Former Chief Financial Officer of Former Chief Financial Officer of Bank4Texas Holdings Hamilton State Bancsharesp• Former Chief Financial Officer, Director Former EVP and Chief Accounting Officer and Founder of Texas National Bank for IBERIABANK Corporationp Certified Public Accountant Former SVP, Controller and Chief Accounting Officer of Citizens Republic BancorppSPIRIT OF TEXAS 4pSource: Company documentsp

Opportunity and Investment Rationale


SPIRIT OF TEXAS
BANK
Dallas / Fort Worth
College Station
Austin
Houston
San Antonio
Houston - The Woodlands MSA
Dallas - Fort Worth MSA
Conroe
The Woodlands
Houston
Fort Worth
Dallas

- **Seasoned management team – 39 years of average banking experience and deep understanding of the markets of operation**
- **Strong insider ownership – ~17.6% beneficially owned by executives and the board**
- **Attractive Texas operating markets – Diverse and populous markets of Houston, Dallas/Fort Worth and Bryan/College Station provide ample opportunity for continued organic growth and M&A**
- **Organic growth – Loan growth has been supplemented with an enhanced and improving core deposit mix**
- **Proven acquiror and integrator – Seven transactions since inception including whole bank, branch and FDIC assisted deals**
- **Commitment to credit culture – Proven credit history**

SPIRIT OF TEXAS
5

Executive and Board Ownership SummarypYears of Banking or Beneficial Name Position Professional or Industry Experience Bank Board Experience Ownership (%)pDean O. Bass Chairman & CEO Banking 44 3.8 David M. McGuire President & Director Banking 37 3.4 Jerry D. Golemon EVP & COO Banking 37 0.4 Jeffrey A. Powell EVP & CFO Banking 38 0.0 Robert S. Beall Director Former Bank Chairman 15 1.6 Thomas Jones, Jr. Director Accounting / Consulting 18 0.8 Leo T. Metcalf, III Director Former Mayor of Conroe 13 2.5 Steven M. Morris Director Former Audit Committee Chair—Public Company 20 1.9 Akash J. Patel Director Engineering 9 2.7 H. D. Patel Director Medicine / Investments 18 0.9 Thomas C. Sooy Director Former Chief Credit Officer—Public Bank 35 0.5pAverage Executive and Board Experience 26pTotal Experience and Beneficial Ownership 284 17.6pSPIRIT OF TEXAS 6pSource: Company documentsp

Banking Strategy and Philosophy

Relationship Driven Commercial Banking

- Provide a broad array of financial services, primarily to small-to-medium-sized businesses with $3-$30 million in annual revenues, as well as individuals
- Superior service and personal relationships with customer base

Leverage Infrastructure to Increase Efficiency

- Sophisticated credit review process, dedicated senior compliance officers and robust internal and external loan review programs
- Growth expected to continue without significant additional non-interest expense related to infrastructure and personnel

Deposit Gathering Focus

- Improved treasury management products and services enable the bank to more effectively attract the operating accounts of larger businesses
- M&A focus on deposit-rich franchises

Targeted Niche Banking

Small Business Administration ("SBA")

- Dedicated group of SBA lenders
- Used as a collateral enhancement
- #1 SBA lender among community banks in Texas by number of loans closed during 2017

Foreign National Lending

- 1-4 single family residential loans to foreign national borrowers
- Tighter underwriting and lower LTVs than typical 1-4 single family residential loans

SPIRIT OF TEXAS

Source: Company documents

7

Establishing a Franchise • Spirit of Texas Bancshares, Inc. (“Spirit”) was founded in 2008 with the platform acquisition of Snook Bancshares, Inc.p• Business-focused bank that delivers relationship-driven financial services to small-to-medium-sized businesses and individualsp• Operates through 15 full-service branches in the Houston, Dallas/Fort Worth and Bryan/College Station metropolitan areaspAsset Growth Since Inception ($mm)pHouston Dallas/Fort Worthp2016: 2013:pPlainsCapital Acquisition of Branch Deal Peoples Bank $1,200 (1 branch)pHouston Houstonp2012: 2013: $1,030 $980 $1,000 Acquisition of Acquisition of Texas Houston Oasis Bank Community Bank p(FDIC-Assisted) $844 p2011: $800 Houston Texas Community p2009: Bank, NA $706 Third Coast Bank Branch Deal $670 pBranch Deal (3 branches) $600 (2 branches)pCollege Station $463 $400 2008:pAcquisition of $322 Snook Bancshares $200 $201 $144 $53 p$0p2008 2009 2010 2011 2012 2013 2014 2015 2016 2017p(1)pTotal Assets Acquired AssetspSPIRIT OF TEXAS Source: S&P Global and Company documents 8 (1) 2008-2014 total assets represented by bank-level regulatory financial data; 2015-2017 total assets represented by audited consolidated financial data. p

Future Growth Opportunities

Expansion Opportunities in Texas

- Criteria for selection of potential merger partners:
  - ✓ Headquartered in the Houston, Dallas/Ft. Worth and Austin/San Antonio triangle
  - ✓ Deposit-rich banks
  - ✓ Total assets between $100 and $500 million
  - ✓ Favorable pricing metrics



Dallas / Ft. Worth
Austin
Houston
San Antonio

Number of Potential Bank and Thrift Acquisition Opportunities with Assets Between $100mm – $500mm



Total: 124
15
24
19
11
11
8
4
10
6
5
6
5
$100mm - $200mm
$200mm - $300mm
$300mm - $400mm
$400mm - $500mm
North Texas (35 banks)
Central Texas (51 banks)
Southeast Texas (38 banks)

SPIRIT OF TEXAS
9

Source: S&P Global

Overview of Spirit of Texas Bancshares, Inc.

Houston & Bryan/College Station Franchise



Bryan
College Station
Caldwell
Huntsville
Livingston
Coldspring
Somerville
Navasota
Conroe
Cleveland
Brenham
Hempstead
The Woodlands
Kingwood
Liberty
Bellville
Sealy
Katy
Houston
Pasadena
Columbus
La Porte
Eagle Lake
Missouri City
League City
Rosenberg

Dallas/Fort Worth Franchise



Trophy Club
Haslet
Coppell
Carrollton
Richardson
Keller
Farmers Branch
Colleyville
Watauga
Saginaw
North Richland Hills
Euless
University Park
Highland Park
Lake Worth
Haltom City
Irving
River Oaks
Dallas
Fort Worth
Cockrell Hill
Arlington
Dalworthington Gardens
Forest Hill
Everman
Duncanville
Hutchins

Consolidated Financial Highlights as of 12/31/2017

Balance Sheet ($mm)	
Assets	$1,030.3
Loans	869.1
Deposits	835.4
Total Equity	99.1
Tangible Equity to Tangible Assets (1)(2)	8.92%
Total Risk-Based Capital Ratio	10.72%

2017 Profitability	
Adjusted Return on Average Assets (2)(3)(4)	0.55%
Adjusted Return on Average Equity (2)(3)(4)	5.74%
Net Interest Margin (2)(5)	4.19%

2017 Asset Quality	
NPAs / Assets (6)	0.35%
Reserves / NPLs (6)	157.2%
NCOs / Average Loans	0.14%

Source: Company Documents
(1) Tangible equity and tangible assets exclude goodwill and other intangible assets, net of accumulated amortization.
(2) This is a Non-GAAP financial measure. See Appendix for a reconciliation to the most directly comparable GAAP financial measures.
(3) Excludes one-time expense of $834 thousand related to the revaluation of the deferred tax asset.
(4) Includes $1,975 thousand in one-time additional after-tax expenses relating to moving from cash to full accrual basis accounting ($914 thousand); early vesting options ($549 thousand) and corrections to SBA accounting ($511 thousand).
(5) Net interest margin is shown on a fully taxable equivalent basis.
(6) NPLs include nonaccrual loans and loans 90+ days past due. NPAs include NPLs and OREO.

SPIRIT OF TEXAS
10

Improving Operating Revenue and Efficiency Operating Revenues and Efficiency Ratio $50.0 Operating Revenue ($mm) Efficiency Ratio 90.0%p$48.2 p$45.0p$41.8 $9.6 p85.0%p$41.1 p$40.0p82.0%p80.8%p$8.3 p$35.0 $7.9 80.0%p$30.0 76.0%p$38.6 75.0%p$33.2 $33.5 p$25.0p$20.0 70.0% 2015 2016 2017(1)pNet Interest Income ($mm) Noninterest Income ($mm) Efficiency Ratio (%)pSPIRIT OF TEXAS Source: Company Documents 11 (1) Includes $1,975 thousand in one-time additional after-tax expenses relating to moving from cash to full accrual basis accounting ($914 thousand); early vesting options ($549 thousand) and corrections to SBA accounting ($511 thousand).pp

Building Shareholder Value

Net Income to Common and Earnings per Share


$6.0
◀ Net Income to Common ($mm)
Earnings Per Share ▶
$0.80
$5.5
$5.0
$4.5
$4.0
$3.5
$3.0
$0.75
$0.70
$0.65
$0.60
$0.55
$0.50
$0.45
$3.9
$0.52
$3.7
$0.50
$5.6
$0.74
2015
2016
2017 (1)(2)
Net Income to Common ($mm)
Diluted Earnings per Share

Source: Company documents

Note: EPS effected for a 1-for-2 reverse stock split, which occurred in March of 2017 and is applied retroactively to all periods.

(1) Excludes one-time additional expense of $834 thousand related to the revaluation of the deferred tax asset. This is a Non-GAAP financial measure. See Appendix for a reconciliation to the most directly comparable GAAP financial measures.

(2) Includes $1,975 thousand in one-time additional after-tax expenses relating to moving from cash to full accrual basis accounting ($914 thousand); early vesting options ($549 thousand) and corrections to SBA accounting ($511 thousand).

SPIRIT OF TEXAS
12

Recent Developments Recent Hires and Branch Relocations • Hired six senior lenders in 2018 in the Houston and Dallas/Fort Worth marketsp• Hired a deposit sourcing specialist in 2018 in the Bryan/College Station marketp• Relocated a branch in The Woodlands in February of 2018, and two branches in Dallas and Fort Worth in April of 2018pFinancial Results as of and for the Three Months Ended March 31, 2018p3 Mos. Ended, As of,p(Dollars in Millions, Except Per Share) 3/31/2018 (Dollars in Millions, Except Per Share) 3/31/2018 Net Income(1) $2.0 Total Assets $1,039 Diluted Earnings Per Common Share(1) $0.27 Net Loans $876 Return on Average Assets(1) 0.79% Total Deposits $841 Return on Average Stockholders’ Equity(1) 8.09% Noninterest-bearing Deposits $178pTotal Stockholders’ Equity $103 Book Value Per Share $13.76 Tangible Book Value Per Share(2) $12.71pSource: Company documentspSPIRIT OF TEXAS (1) Includes $475 thousand in a one-time additional pre-tax expense relating to executive bonus 13 (2) See Appendix for reconciliation of Non-GAAP financial measures to GAAP

Loan PortfoliopLoans Held for Investment Growth ($mm) Loan Portfolio Composition as of December 31, 2017p12% Consumer $900 Loans & Leasesp2.6% All Other $869 p6.2%p1-4 Familyp14.4%p12%p$800 Foreign National 1-4 $773 pCommercial Family Real Estate 12.4% (including 18% Multifamily) Commercial & p32.9% Industrialp$700 $689 7.8%pSBA Construction, 7.7% Land & Developmentp16.0%p$600p2015 2016 2017p2017 Yield on Loans: 5.47%pTotal Loans Year-over-Year Growth (%)pSPIRIT OF TEXAS 14pSource: S&P Global and Company documentsp

Small Business Administration Lending

- **Dedicated group of lenders focused on Small Business Administration lending**
  - SBA lenders are experts in underwriting and closing according to SBA guidelines
  - Focus on well-known national franchises for which the bank is a preferred SBA lender

- **2017 SBA department highlights:**
  - 270 SBA loans originated totaling $71.2 million
  - Generated $5.7 million in SBA gain-on-sale premiums
  - Historical average loss rate better than the national average
  - As of December 31, 2017 the guaranteed portion of loans sold in the after-market totaled $275 million, on which a 1.0% recurring servicing fee is earned

SBA Production ($mm)



Originated
Premium Income
$100.0
$75.0
$50.0
$25.0
$0.0
$12.0
$9.0
$6.0
$3.0
$0.0
$53.9
$46.7
$71.2
$4.4
$4.4
$5.7
2015
2016
2017

# of Loans Originated:	243	202	270

SPIRIT OF TEXAS
15

Source: Company documents

Credit Culture CEO (Dean Bass) and President (David McGuire) were formerly credit officersp• Credit department led by three individuals that each have 30+ years of credit experiencep• $23.6 million legal lending limitp- Largest relationship is $15.1 millionp• No single signature authorityp- Chief or Deputy Credit Officer signs off on every creditp• External loan review annually with 70% penetration of the portfoliop• Total relationship exposure greater than $1.5 million must be approved by the director loan committeep- Loan relationships greater than $2 million subject to internal review twice per yearp- Loan relationships greater than $500 thousand subject to internal review once per yearp• External review of SBA loans once per yearp• Energy-related credits are currently reviewed on a quarterly basisp• Junior lending officers are trained in the credit departmentp• Results in strong credit metricsp- Averaged 0.09% net charge-offs as a percent of average loans in the years 2015 through 2017pSPIRIT OF TEXAS 16pSource: Company documents

Commitment to Asset Quality NPAs / Loans + OREO (1) Reserve Build ($mm)p0.60% $7.0 Reserves 0.70% Spirit of Texasp0.65% p0.57% Reserves / Loans Peersp0.54% p0.55% $6.0 0.60%p0.56% $5.7p0.50% p0.50% $5.0 0.50%p0.45% p0.47% $4.4p0.45% $4.0 0.40%p0.42% p$3.1p0.40% 0.39% $3.0 0.30%p0.35% $2.0 0.20%p0.30% $1.0 0.10% 2015 2016 2017 2015 2016 2017pSource: S&P Global and Company documentspSPIRIT OF TEXAS Note: Peers include commercial banks headquartered in Texas with total assets between $500 million and $2.5 billion. 17 (1) NPAs include nonaccrual loans, loans 90+ days past due and OREO.p

Deposit Portfolio Commitment to increasing core deposits through: Improved treasury management services and systems including the Enhancement of management hiring of additional personnel and expansion of product offerings: treasury products and services Supports ability to attract and service the operating accounts of Acquiring deposit-rich franchises and branches larger, more sophisticated businesses Total Deposit Growth ($mm) Deposit Composition as of December 31, 2017 $1,000 3% 23% $835 Noninterest-$814 Bearing $800 23% Demand Time 21% $177 $171 Deposits Interest$661 >$100K Bearing NOW 38% Accounts $600 1% $115 Savings and $400 Money Time Market Deposits 29% <$100K 11% $200 2017 Cost of Deposits: 0.80% $0 2015 2016 2017 Interest Bearing Deposits ($mm) Noninterest-Bearing Deposits ($mm) Year-over-Year Growth (%) SPIRIT OF TEXAS 18 Source: S&P Global and Company documents

Dynamic Markets of Operation



Houston-The Woodlands-Sugar Land MSA – 10 branch locations

- Sixth largest GDP in the U.S. in 2016
- Home of corporate headquarters for 20 Fortune 500 companies in 2017, including ConocoPhillips, Sysco, Waste Management and Phillips 66
- Hosts the largest medical complex in the world and the second busiest port in the U.S. in 2017
- Conroe, TX is the fastest growing city in the country, according to the U.S. Census Bureau



Dallas-Fort Worth-Arlington MSA – 4 branch locations

- "The Best City for Jobs in 2017," according to Forbes
- The MSA contributed over 30% of annual GDP for the state of Texas in 2016
- Home to over 65,000 businesses, including 22 Fortune 500 companies
- Recent corporate expansion projects by Toyota and State Farm are expected to contribute an additional 14,000 jobs to the area



Bryan-College Station – 1 branch location

- Home to Texas A&M University, which enrolls over 68,000 students, the largest university in the state
- Ranked first in Texas and third nationwide for best small places for business and careers in 2017, according to Forbes
- Estimated total construction project valuation of $750 million in 2016

SPIRIT OF TEXAS

Source: S&P Global, Bureau of Economic Analysis, Texas Medical Center, Texas Department of Transportation, U.S. Census Bureau, Dallas Economic Development, Toyota Motors North America, Dallas Business Journal, Dallas Regional Chamber, Texas A&M University

19

Investment Highlights Management Depth and Experiencep- Top four executives each have over 35 years of banking experiencep- Eight senior officers were former presidents of Texas banksp- Seasoned veterans across all departmentsp• Strong Insider Ownershipp- Total executive and board beneficial ownership of approximately 17.6% p• Growing and Diverse Marketsp- Texas is the second most populous state in the country, with projected population growth outpacing the U.S.p- Market diversification helps to reduce the impact of economic swings in specific geographiesp• Organic Growthp- Strong loan growth of 26.2% from December 31, 2015 to December 31, 2017p- Enhanced treasury management products and services has helped drive demand deposit generation, as evidenced by noninterest bearing deposits growing 53.9% from December 31, 2015 to December 31, 2017p• Acquisition Experiencep- Seven transactions completed since inceptionp- Includes whole bank, branch and FDIC-assistedp• Strong Credit Culturep- Chief Credit Officer and two Deputy Chief Credit Officers each have over 30 years of experience in credit analysisp- Net charge offs to average loans of 0.14% and 0.05% for 2017 and 2016, respectivelyp- Nonperforming assets were 0.35% of total assets as of December 31, 2017pSPIRIT OF TEXAS 20pSource: S&P Global and Company documentsp

AppendixpSPIRIT OF TEXAS 21

Non-GAAP Reconciliations

(Dollars in Thousands)	As of the Three Months Ended, 3/31/2018	As of and for Year Ended December 31, 2017	2016 Restated	2015 Restated
Tangible Book Value per Share				
Total Stockholders' Equity	$ 102,979	$ 99,139	$ 92,896	$ 87,927
(-) Goodwill and Other Intangible Assets	7,796	7,971	8,674	8,703
Tangible Stockholders' Equity	$ 95,183	$ 91,168	$ 84,222	$ 79,224
Shares Outstanding[1]	7,486,611	7,280,183	7,239,763	7,234,738
Book Value per Share[1][2]	$ 13.76	$ 13.62	$ 12.83	$ 12.15
(-) Goodwill and Other Intangible Assets per Share[1][3]	1.05	1.10	1.20	1.20
Tangible Book Value per Share	**$ 12.71**	**$ 12.52**	**$ 11.63**	**$ 10.95**
Total Stockholders' Equity to Total Assets - GAAP Basis[1]				
Total Stockholders' Equity (Numerator)		$ 99,139	$ 92,896	$ 87,927
Total Assets (Denominator)		1,030,298	980,489	843,768
Total Stockholders' Equity to Total Assets		9.62%	9.47%	10.42%
Tangible Equity to Tangible Assets - Non-GAAP Basis[1]				
Tangible Equity:				
Total Stockholders' Equity		$ 99,139	$ 92,896	$ 87,927
(-) Goodwill and Other Intangible Assets		7,971	8,674	8,703
Total Tangible Equity (Numerator)		$ 91,168	$ 84,222	$ 79,224
Tangible Assets:				
Total Assets		$ 1,030,298	$ 980,489	$ 843,768
(-) Goodwill and Other Intangible Assets		7,971	8,674	8,703
Total Tangible Assets (Denominator)		$ 1,022,327	$ 971,815	$ 835,065
Tangible Equity to Tangible Assets:		**8.92%**	**8.67%**	**9.49%**
Net Interest Margin - GAAP Basis				
Net Interest Income (Numerator)		$ 38,579	$ 33,480	$ 33,241
Average Interest-Earning Assets (Denominator)		943,025	839,109	748,499
Net Interest Margin		4.09%	3.99%	4.44%
Net Interest Margin - Non-GAAP Basis				
Net Interest Income		$ 38,579	$ 33,480	$ 33,241
(+) Impact of Fully Taxable Equivalent Adjustment		935	811	728
Net Interest Income on a Fully Taxable Equivalent Basis (Numerator)		39,514	34,291	33,969
Average Interest-Earning Assets (Denominator)		943,025	839,109	748,499
Net Interest Margin on a Fully Taxable Equivalent Basis - Non-GAAP Basis		**4.19%**	**4.09%**	**4.54%**
Efficiency Ratio - GAAP Basis				
Noninterest Expense (Numerator)		$ 37,402	$ 34,881	$ 33,496
Net Interest Income Plus Noninterest Income (Denominator)		48,217	41,822	41,112
Efficiency Ratio - GAAP Basis		77.57%	83.40%	81.47%
Efficiency Ratio - Non-GAAP Basis				
Noninterest Expense		$ 37,402	$ 34,881	$ 33,496
(-) Amortization of Intangibles		703	671	639
Adjusted Noninterest Expense (Numerator)		$ 36,699	$ 34,210	$ 32,857
Net Interest Income		$ 38,579	$ 33,480	$ 33,241
Noninterest Income		9,638	8,342	7,871
(-) Gains on Sales of Premises and Equipment		(45)	21	387
(-) Gains on Sales of Securities		-	69	45
Adjusted Operating Revenue (Denominator)		$ 48,262	$ 41,732	$ 40,680
Efficiency Ratio - Non-GAAP Basis		**76.04%**	**81.98%**	**80.77%**

(Dollars in Thousands)	As of and for Year Ended, 12/31/2017
Basic and Diluted Earnings per Common Share - GAAP Basis	
Net Income	$ 4,753
(-) Participated Securities Share of Undistributed Earnings	23
Net Income Available to Common Stockholders	4,730
Weighted Average Number of Common Shares - Basic	7,233,783
Weighted Average Number of Common Shares - Diluted	7,519,944
Basic Earnings per Common Share	$ 0.65
Diluted Earnings per Common Share	$ 0.63
Basic and Diluted Adjusted Earnings per Common Share - Non-GAAP Basis	
Net Income	$ 4,753
(+) Deferred Tax Asset Revaluation Expense	834
Adjusted Net Income	$ 5,587
Weighted Average Number of Common Shares - Basic[4]	7,268,297
Weighted Average Number of Common Shares - Diluted[4]	7,554,458
Basic Adjusted Earnings per Common Share - Non-GAAP Basis	**$ 0.77**
Diluted Adjusted Earnings per Common Share - Non-GAAP Basis	**$ 0.74**
Return on Average Assets - GAAP Basis	
Net Income (Numerator)	$ 4,753
Average Assets (Denominator)	1,008,564
Return on Average Assets	0.47%
Adjusted Return on Average Assets - Non-GAAP Basis	
Adjusted Net Income:	
Net Income	$ 4,753
(+) Deferred Tax Asset Revaluation Expense	834
Adjusted Net Income (Numerator)	$ 5,587
Average Assets (Denominator)	1,008,564
Adjusted Return on Average Assets:	**0.55%**
Return on Average Equity - GAAP Basis	
Net Income (Numerator)	$ 4,753
Average Equity (Denominator)	97,406
Return on Average Equity	4.88%
Adjusted Return on Average Equity - Non-GAAP Basis	
Adjusted Net Income:	
Net Income	$ 4,753
(+) Deferred Tax Asset Revaluation Expense	834
Adjusted Net Income (Numerator)	$ 5,587
Average Equity (Denominator)	$ 97,406
Adjusted Return on Average Equity:	**5.74%**

(1) Reflects the issuance of 170,236 shares of common stock to the holders of Series A preferred stock in connection with the conversion of 170,236 shares of issued and outstanding Series A preferred stock into common stock on February 23, 2017 and the one-for-two reverse stock split that occurred on March 16, 2017.
(2) Book value per share calculated as total stockholders' equity at the end of the relevant period divided by the outstanding number of shares of common stock at the end of the relevant period.
(3) Goodwill and other intangible assets per share calculated as total goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of common stock at the end of the relevant period.
(4) Reflects the conversion of 170,236 shares of issued and outstanding Series A preferred stock into common stock on February 23, 2017 and the one-for-two reverse stock split that occurred on March 16, 2017 as if they occurred on January 1, 2015.

SPIRIT OF TEXAS
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